Exhibit 99.93

Collective Mining Reports High Concentrate Grades from Metallurgical

Work on Apollo of 30.5% Copper, 1,280 g/t Silver and 28.7 g/t Gold

Toronto, Ontario, April 11, 2024 – Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF, FSE: GG1) (“Collective” or the “Company”) is pleased to announce robust results from metallurgical flotation test work on its Guayabales project’s Apollo porphyry system (“Apollo”) which was undertaken at ALS Canada Ltd. in Kamloops, British Colombia (“ALS”). As a reminder, based on previous work completed the Company envisions a conventional split circuit for processing material from Apollo with the copper rich stream (more than 0.15% copper) being treated through a flotation circuit and the copper poor stream (less than 0.15% copper) being treated through a precious metal focused cyanidation circuit to produce doré (see press release dated October 17, 2023). The Company also now expects that a gravity circuit will be included after flotation for recovery of the high-grade tungsten mineralization.

Results reported below are from Phase 2 test work completed for the evaluation process for the flotation circuit and initial gravity separation of Tungsten. Detailed metallurgical results highlighting strong recovery rates for gold averaging 93.5% was previously announced on October 17, 2023, and should be viewed in conjunction with this release.

Highlights (see Table 1-3)

●	A detailed flotation test work program on a 86-kilogram, representative sulphide sample from Apollo returned commercial concentrate grades of up to 30.5% copper, 1,280 g/t silver and 28.7 g/t gold with low levels of deleterious elements (see Table 1: Locked cycle test results).

●	The flotation metallurgical work demonstrates that Apollo sulphide ore with greater than 0.15% in situ copper grade is very amenable to flotation. A comprehensive series of flotation tests were undertaken under a wide range of conditions resulting in the development of commercial copper, silver and gold concentrate grades as outlined in the final locked cycle tests presented in this release.

●	The lock cycle tests achieved recoveries of up to 95.3% for copper, 83.6% for silver and 79.4% for gold. There are opportunities to increase the overall gold recoveries through cyanidation of the cleaner tail residue and generation of a slightly lower copper concentrate grade. Further work will be undertaken in this regard.

●	Detailed mineralogical studies of the Apollo system highlight a relatively simple copper sulphide assemblage hosting predominately chalcopyrite with lesser chalcocite, both of which are very amenable to flotation.

●	Previous drilling has demonstrated a shallow zone of high-grade tungsten mineralization at Apollo hosted within scheelite (see press release dated November 7, 2023). Preliminary gravity test work on a 25 kg sample grading 0.44% tungsten returned a 74% recovery rate for tungsten to a concentrate of 63.6% scheelite. Additional test work will be undertaken to further upgrade the overall recovery rate for tungsten.

John Wells, metallurgical consultant to Collective Mining commented: “Apollo flotation results are exceptional by world standards and demonstrate excellent recoveries and very commercial concentrate grades encompassed within a small volume of concentrate material. This work and the previous bottle roll cyanidation results highlight that Apollo has simple metallurgy which will enable straightforward process plant design. Finally, the gravity work on the scheelite concentrate has also demonstrated that tungsten can be easily recovered from a simple gravity separation process.”

Details

Table 1: Flotation Locked Cycle Test Results for Apollo

Composite 1 weighed 86.1 kilogram with a head grade of 0.62% for copper, 0.73 g/t for gold and 37.19 g/t for silver and is a representative grade profile of Apollo mineralization.

Sample	Concentrate Grade Cu (%)	Concentrate Grade Ag (g/t)	Concentrate Grade Au (g/t)	Recovery Rate Cu (%)	Recovery Rate Ag (%)	Recovery Rate Au (%)
Comp 1A	30.5	1,280.0	27.0	95.0	80.6	77.0
Comp 1B	24.6	1,084.0	28.7	95.3	83.6	79.4

1.	Flotation test work was undertaken at the ALS Canada Ltd. laboratory in Kamloops, British Colombia, Canada. A comprehensive testing program was carried out and focussed on investigating the main parameters for rougher flotation, including the primary grind size, pulp pH, pulp slurry density, different reagents and reagent additions and flotation kinetics. The six rougher tests were followed by two cleaner flotation tests which demonstrated that concentrate grades more than 25% could be achieved and outlined the best conditions for the final locked cycle tests as presented in this table.
2.	The mass pull of the lock cycle concentrates was between 2% and 3% of the total weight of material.

Confirmatory Bottle Roll Cyanidation Test Results

Previous bottle roll cyanidation test work undertaken at SGS in Lima, Peru on eight samples of oxide, transition and sulphide material at various head grades averaged a 93.5% recovery rate for gold (see press release dated October 17, 2023). Repeat bottle roll tests were undertaken on two of these samples at the ALS facilities in Kamloops British Colombia and confirmed almost identical recovery rates. This work confirms the suitability of Apollo mineralization for a cyanidation circuit when copper grades are less than 0.15% and flotation is not applicable.

Table 2: Duplicate Samples for Bottle Roll Cyanidation Comparing Results Between SGS and ALS

Sample	Gold Head Grade (g/t)	SGS Gold Dissolution (%)	ALS Gold Dissolution (%)
APBRT 03	4.92	92.5	91.6
APBRT 07	11.10	87.5	89.5

Lower Grade Bottle Roll Cyanidation Results

Cyanidation work was undertaken at ALS on three representative, lower grade samples from Apollo (<0.9 g/t gold) and returned an average recovery rate of 91.2% (see Table 3). Silver dissolution is generally in the range 50% to 60%, however, the bulk of the silver is associated with the copper mineralization and will report at higher recovery rates in the flotation concentrate.

Table 3: Bottle Roll Cyanidation Results Undertaken at ALS for Low Grade Samples

Sample ID	Gold Head Grade (g/t)	Gold Dissolution (%)	Silver Dissolution (%)
COMP 5	0.49	91.5	54.4
APKFR 04	0.86	92.9	60.5
CIL 4	0.39	89.1	63.9
AVERAGE	0.58	91.2	59.6

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a copper, silver, gold, and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company’s 2024 objectives is to expand the Apollo system, prove that the recent discoveries at the Olympus and Trap targets evolve into large scale systems and make a new discovery at either the Box, Tower, or X target.

Management, insiders and a strategic investor own nearly 50% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL”, on the OTCQX under the trading symbol “CNLMF” and on the FSE under the trading symbol “GG1”.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Qualified Person (QP) and NI43-101 Disclosure

John Wells is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr Wells is a graduate of the Royal School of Mines in the UK, has over 50 years of experience in mineral processing and is a Fellow of the SAIMM (South African Institute of Mines and Metallurgy) and is a member of CIM (Canadian Institute of Mining and Metallurgy).

Sample Preparation and QAQC

All samples were prepared and analyzed at ALS Canada Ltd.’s Kamloops facilities in British Colombia, Canada. Composites were produced from the remaining half drill core taken over different lengths of nine drillholes completed at Apollo. Some samples were analyzed using Bulk Mineral Analysis (BMA) and Particle Mineralogical Analysis (PMA) techniques focused on detailed mineralogy, including mineral assemblage, texture, and mineral liberation assessments. ALS conforms to the requirements of ISO/IEC 17025 and is accredited by the Standards Council of Canada for the specific tests undertaken.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relate, among other things, to: anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith, and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated April 7, 2022. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated, or intended. Accordingly, readers should not place undue reliance on forward-looking information.

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